Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

May 26, 2023

Liz Packebusch, Staff Attorney

Kevin Dougherty

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed May 26, 2023
File No. 333-271547

Dear Ms. Packebusch and Mr. Dougherty:

In response to the comments set forth in your letter dated May 15, 2023, we are writing to supply additional information and to indicate the changes we have made in the enclosed Pre-effective Amendment to the Registration Statement on Form F-1 (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of Amendment 1 compared against the Registration Statement on Form F-1 filed on May 1, 2023 for your review.

General

1.	We note your cover page disclosure indicating that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of noncompliance.

We have revised the cover page disclosure to explain that in this transaction, on the advice of our PRC counsel, Jingtian & Gongcheng, we are not required to file with the CSRC until any of the Selling Shareholders exercises the Shares underlying the Warrants. When any of the Selling Shareholders exercises the Warrants, we will then submit the required filings with the CSRC. Filing the Registration Statement alone, however, does not trigger a filing with the CSRC because we are registering the Shares underlying the Warrants on behalf of the Selling Shareholders; therefore, our PRC counsel concluded that such registration of the underlying Shares does not fall within the Trial Administrative Measures’ definition of “a domestic company seek[ing] to offer securities on overseas markets.” Accordingly, we believe we complied with our obligations under the Trial Administrative Measures.

In addition, we have included a new risk factor on page 10 to disclose the risks to investors of noncompliance relative to the Trial Administrative Measures.

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The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer

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